BINGHAM DANA LLP
                               150 FEDERAL STREET
                        BOSTON, MASSACHUSETTS 02110-1726


                                 July 26, 2000


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   CitiFunds(SM) Fixed Income Trust
            (File Nos. 33-6540 and 811-5033)

Ladies and Gentlemen:

     On behalf of our client, CitiFunds Fixed Income Trust, a Massachusetts business trust (the "Trust"), we request the withdrawal of the filing of Post-Effective Amendment No. 34 to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933 (the "Securities Act") and Amendment No. 35 to the Trust's Registration Statement under the Investment Company Act of 1940 (the "Amendment") on June 14, 2000, accession number 0000950156-00-000308.

     The Amendment relates to CitiFunds Intermediate Income Portfolio (the "Fund"), which is a series of the Trust.

     Please call Mari Wilson at 617-951-8381 or the undersigned at 617-951-8281 with any questions relating to this request.

                                    Sincerely,


                                    Deidre E. Corkery

cc:   Briccio B. Barrientos
      Mari A. Wilson